BVLGARI

06010735

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Rome, 1st February 2006

By International Courier UPS

Bulgari File Number: **82-34836**

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 0 6 2006
152
WASH. D.C.

Please find enclosed for submission information required by Rule 12g3-2(b) the following documents:

- Press Release for the communication of the resignation of Bvlgari Chief Financial Officer;
- Note for the Press;
- Variation of the sharecapital as of December 31st, 2005.
- Net Sales 2005

Best Regards,

CostanzoRapone
Bulgari S.p.A.
General Counsel

PROCESSED
FEB 0 9 2006
THOMSON
FINANCIAL

BVLGARI

Bulgari: strong revenue growth in 2005 (+11% at comparable exchange rates)

- **Full year 2005 turnover: 919 million Euro**
- **Fourth quarter 2005 turnover: 311 million Euro (+13% at comparable exchange rates)**
- **Sales growth for the watch segment: +4% at comparable exchange rates in the full year 2005 +16% at comparable exchange rates in the fourth quarter 2005**

Rome, January 31st 2006 – The revenues of the Bulgari Group in the full year 2005 were 918.7 million Euro compared to 831.6 million Euro in 2004, with an increase of 10.6% at comparable exchange rates (+10.5% at current exchange rates).
In the fourth quarter 2005 sales were 311.4 million Euro compared to 275.0 million Euro posted in the same quarter 2004 (+12.7% at comparable exchange rates and +13.2% at current exchange rates) despite the high comparison base of the previous year (+14%).

The full year 2005 ended with positive sales results for the Group, which were in line with the company's expectations. In fact, all product categories benefited from the new launches and the related investments made during the year: at comparable exchange rates, jewellery sales increased by 7.5%, watches by 4.5%, perfumes by 18.5% and accessories by 24.1%, also thanks to the excellent sales results during the holiday season.

As far as geographical areas are concerned, the brilliant sales performance in Japan (+17.4% at comparable exchange rates and despite the challenging base of +27.2% at comparable exchange rates in 2004) and in United States (+12.5% at comparable exchange rates in comparison with +22.4% at comparable exchange rates in 2004) must be underlined once again, while Far East (-6.5% at comparable exchange rates) and Middle East (-0.4% at current exchange rates) were penalised by a general weakness of the local market and by the stricter distribution policies carried out by the company towards third parties. Signs of recovery must be pointed out for Europe (+15.4%) and Italy (+15.0%), which reached satisfactory sales results thanks both to the positive performance with the local clientele and to an upturn in tourist flows.

In the **fourth quarter 2005**, turnover showed an increase of 12.7% at comparable exchange rates and all product categories continued to rise: at comparable exchange rates, watch sales increased by 16.5%, jewellery by 8.2% (to be compared with the base of +13.3% in the same quarter of the previous year), perfumes by 14.8% and accessories by 11.7%.
As for geographical areas, Japan registered an outstanding performance (+19.7% at comparable exchange rates despite the high comparison base of +29.7% in the previous year), as well as Europe (+33.6% at current exchange rates) and Middle East (+22.2% at current exchange rates). United States registered a growth of 1.1% at comparable exchange rates that should be compared with the very challenging base of +21% posted in the fourth quarter of the two previous years, while Italy increased by 8.4% thus confirming the positive trend already registered in the past quarters. Far East registered a decrease of 14.0% also following the stricter distribution policies already mentioned.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: "*I am satisfied with the sales results reached by the Group in 2005, which are consistent with our expectations: turnover registered a growth of 11%, with an even more robust increase both*

globally and for each product category, when only considering the distribution network of the Bulgari monobrand stores. The watch segment, in particular, showed a positive trend also thanks to the success of the new collection Assioma, thus marking a strong reversal of trend in the last quarter in comparison with the previous quarters. Once again, the Bulgari brand has confirmed its strength and prestige all over the world and these bases make me optimistic for an outlook of growth and development also in 2006".

	2005	Q4 2005	Variation % 2005/2004 **FULL YEAR**		Variation % 2005/2004 **FOURTH QUARTER**	
M. Euro			At current exchange rates REPORTED	At comparable exchange rates	At current exchange rates REPORTED	At comparable exchange rates
Jewels	368.1	118.8	+7.4%	+7.5%	+8.9%	+8.2%
Watches	268.0	96.3	+4.5%	+4.5%	+17.7%	+16.5%
Perfumes	182.4	67.3	+18.3%	+18.5%	+14.5%	+14.8%
Accessories	76.9	22.3	+23.8%	+24.1%	+11.9%	+11.7%
Royalties/Others	23.4	6.8	+43.8%	n.a.	+25.5%	n.a.
Total	918.7	311.4	+10.5%	+10.6%	+13.2%	+12.7%

	2005	Q4 2005	Variation % 2005/2004 **FULL YEAR**		Variation % 2005/2004 **FOURTH QUARTER**	
M. Euro			At current exchange rates REPORTED	At comparable exchange rates	At current exchange rates REPORTED	At comparable exchange rates
ITALY	129.5	43.6	+15.0%	-	+8.4%	-
EUROPE ex IT	218.9	78.8	+15.4%	-	+33.6%	-
AMERICAS	138.2	46.9	+12.6%	+12.5%	+4.9%	+1.1%
JAPAN	238.9	83.6	+15.7%	+17.4%	+17.9%	+19.7%

FAR EAST	139.7	42.1	-4.6%	-6.5%	-10.0%	-14.0%
M.EAST/OTHER	53.4	16.4	-0.4%	n.a.	+22.2%	n.a.
Total	918.7	311.4	+10.5%	+10.6%	+13.2%	+12.7%

Source: Bulgari S.p.A. – Not audited results IAS/IFRS restated

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts/ investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://production.investis.com/bulgari/frameset/

BVLGARI

The Bulgari Group announces the resignation of its Chief Financial Officer Ernesto Greco

Rome, January 23rd 2006 – The Bulgari Group announces that Mr. Ernesto Greco, Chief Financial Officer of the Group for over sixteen years, will leave his position to embark on new professional opportunities.

The resignation will be effective June 30th 2006, in order to ensure the necessary operational continuity and a smooth transition between the appointment of his successor, an objective on which the company is already concentrating.

Francesco Trapani, Chief Executive Officer of the Group, thus commented: *"I am sorry that the desire to explore new professional opportunities has led Ernesto to leave the company. During these long years of activities that have driven Bulgari to become one of the most prestigious players in the luxury market through an intense and complex growth process, Ernesto has always played a very important role. I would like to thank him for his great professionalism and unceasing commitment that have always contributed to the development of the Group and I wish him all the success and satisfaction he deserves in his new career".*

Bulgari is one of the global players on the luxury market. In 2004 the Group posted a turnover of 832 million Euro, a net profit of 109 million Euro (IAS/IFRS restated). With a market capitalization of about 2.716 million Euro (as of 01.20.2006), Bulgari relies on a distribution network of 194 stores in the most exclusive shopping areas in the world and on selected distributors. Bulgari has a product portfolio that ranges from jewels and watches to accessories and perfumes. The Group is controlled by the Bulgari family, holding about 52.0% of the share capital. The remaining 48.0% is floating on the Milan Stock Exchange.

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts/ investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://production.investis.com/bulgari/frameset/

BVLGARI

NOTE FOR THE PRESS

Rome, January 25th 2006 - With reference to the rumours spreading on the market these past days and reported today by an Italian financial newspaper, once again Bulgari categorically denies the hypothesis that the sale of shares to any Italian or foreign group currently exists or has ever been taken in consideration in the past.

Bulgari is one of the global players on the luxury market. In 2004 the Group posted a turnover of 832 million Euro, a net profit of 109 million Euro (IAS/IFRS restated). With a market capitalization of about 2.716 million Euro (as of 01.20.2006), Bulgari relies on a distribution network of 194 stores in the most exclusive shopping areas in the world and on selected distributors. Bulgari has a product portfolio that ranges from jewels and watches to accessories and perfumes. The Group is controlled by the Bulgari family, holding about 52.0% of the share capital. The remaining 48.0% is floating on the Milan Stock Exchange.

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts/ investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://production.investis.com/bulgari/frameset/

Bulgari S.p.A. - variaztion of the sharecapital as of December 31st, 2005

We communicate you the new composition of the sharecapital (entirely underwritten and poured) as a result of the exercise of a stocks option plan authorized by the shareholders meeting of April 29th, 2003.

TABELLA 1

	Current Sharecapital			***Previous Sharecapital***		
	Euro	*n.shares*	*Nominal value*	*Euro*	*n. shares*	*Nominal value*
Ordinary shares Coupon in course: 12	20.867.994,00	298.114.200	0,07	20.825.119,00	297.501.700	0,07

This variation has been deposited at the trade registry of Rome on January 23rd, 2006